Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30	Years Ended December 31
	2013	2012	2011	2010	2009	2008
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$4,371	6,624	6,619	1,314	843	4,111
Distributions less than equity in earnings of affiliates	(76)	(872)	(951)	(723)	(562)	(106)
Fixed charges, excluding capitalized interest*	304	376	142	153	160	208
	$4,599	6,128	5,810	744	441	4,213

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$207	246	17	1	1	42
Capitalized interest	—	—	—	4	57	41
Interest portion of rental expense	91	121	116	133	153	160
	$298	367	133	138	211	243
Ratio of Earnings to Fixed Charges	15.4	16.7	43.7	5.4	2.1	17.3
* Includes amortization of capitalized interest totaling approximately $6 million for the nine months ended September 30, 2013. Amortization of capitalized interest for the years ended December 31, totaled approximately $9 million in 2012, $9 million in 2011, $19 million in 2010, $6 million in 2009 and $6 million in 2008.